Exhibit 99.1

RISK FACTORS

The risk factors below update or provide information in addition to those risks factors set forth in the Report of Foreign Issuer on Form 6-K of Amarin Corporation plc furnished to the Securities and Exchange Commission (“SEC”) on May 9, 2007.  References below to “Amarin,” the “Company,” “we,” “us” and “our” refer to Amarin Corporation plc and its consolidated subsidiaries.  An investor in our securities should carefully consider the risks and the information about our business described below, together with the other information included in the reports and other information that we furnish to the SEC from time to time. An investor should not interpret the order in which these considerations are presented as an indication of their relative importance to such investor. The risks and uncertainties described are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected.  In such an instance, the trading price of our securities could decline and an investor in our securities might lose all or part of its investment.

We have received a notice from Nasdaq that our American Depositary Shares (“ADSs”) will be delisted from the Nasdaq Capital Market.

On June 6, 2007, we received a notice from Nasdaq that we had failed to meet the $1 minimum bid price requirement for a period of 30 consecutive business days required by Nasdaq Rule 4320.  The notice stated that if we did not regain compliance by December 3, 2007, then the staff of Nasdaq would determine whether we met the Nasdaq Capital Market initial listing criteria in Marketplace Rule 4320(e), except for the minimum bid price requirement.  We received a notice on December 4, 2007 from the Nasdaq Stock Market indicating that we were not in compliance with the $1.00 minimum bid requirement for continued listing and, as a result, our ADSs were subject to delisting, unless we requested a hearing by December 11, 2007 in accordance with the Nasdaq Marketplace Rules. We requested an appeal hearing prior to December 11, 2007 with the Nasdaq Listing Qualification Panel to review the delisting determination.  Our hearing request will ‘stay’ the delisting of our ADSs pending the Panel’s decision. At the hearing, we will be required to provide a plan to regain compliance with the minimum bid price requirement, which will include our plan to seek shareholder approval for the reverse stock split in order to exceed the minimum bid price requirement, as described in our Report of Foreign Issuer furnished to the SEC on December 12, 2007. There can be no assurance that the Panel will grant our request for continued listing.

Our indebtedness under our 8% Convertible Debentures due 2010 could adversely affect our financial condition and our ability to respond to changes in our business.

As described in our Report of Foreign Issuer furnished to the SEC on December 12, 2007, on December 6, 2007, we issued $2.75 million aggregate principal amount of our 8% Convertible Debentures due 2010 to finance, in part, our acquisition of Ester Neurosciences Ltd., a private pharmaceutical development company based in Israel.  We have debt service obligations under our Debentures.  These debt obligations could have significant negative consequences, including, but not limited to:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other business purposes;

•	limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete;

•	placing us at a possible disadvantage to competitors with fewer debt obligations and competitors that have better access to capital resources; and

•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital expenditures, research and development efforts and other general corporate purposes.

We may incur additional indebtedness.

The indenture governing the Debentures does not prohibit us from incurring substantial additional indebtedness in the future.  Any such additional indebtedness that is permitted to be secured would be effectively senior to the Debentures to the extent of the assets securing such indebtedness.  As described under the heading “Description of Debentures — Additional Covenant — Limitation on Incurrence of Subsidiary Indebtedness” in our prospectus supplement filed with the SEC on December 5, 2007, the Debentures limit the ability of our subsidiaries to incur indebtedness.  However, because they are not be guaranteed by our subsidiaries (or any other third party), the Debentures are structurally subordinated to the indebtedness and other liabilities that our subsidiaries are permitted to incur.  In addition, the indenture does not contain any restrictive covenants limiting our ability to pay dividends, make any payments on junior or other indebtedness or otherwise limit our financial condition.

We may have to issue additional equity, leading to shareholder dilution.

We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders’ right to choose cash payment in lieu of equity).  Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

Upon receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£7.5 million for each of the two potential market approvals (i.e., GBP£15.0 million maximum).  In addition, upon receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP£5.0 million for each of the two potential market approvals (i.e., GBP£10.0 million maximum).  The exchange rate as of January 3, 2008 was approximately $1.98 per GBP£.

As described under the heading “Unaudited Pro Forma Financial Information” in our Report of Foreign Issuers on Form 6-K filed with the SEC on December 5, 2007, we are also committed to issue equity to the former shareholders of Ester Neuroscience Limited upon the successful achievement of specified milestones for the myasthenia gravis development program (subject to our right to choose cash payment in lieu of equity).

As at January 7, 2008, we had 20,838,235 warrants outstanding with a weighted average exercise price of $1.00 per share.  As at January 7, 2008, we also had outstanding employee options to purchase 10,754,850 Ordinary Shares at an average price of $1.70 per share.

Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, convertible equity or debt instruments may be issued.  The creation of new shares may lead to dilution of the value of the shares held by our current shareholder base.

We have granted the initial purchasers of the Debentures the right to participate in certain of our future financings, which may restrict our ability to raise capital.

So long as the initial purchaser of a Debenture  is the registered holder of the debenture, such initial purchaser shall have a right, subject to certain exceptions, to participate in future equity or debt financings by us for cash on terms equal to those of other investors in such future financings.  This right is not transferable upon the sale of the debentures by the initial purchasers thereof.  This financing participation right may restrict our ability to raise capital through equity financing in the future as it may, among other things, make potential investors less likely to enter into negotiations with us.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

At September 30, 2007, we had a cash balance of $20.7 million and, based upon current business activities, we forecast having sufficient cash to fund the group’s operating activities into September 2008.  We intend to arrange to obtain additional funding through earning license fees from our partnering activities and/or completing further financings.  There can be no assurance, however, that our efforts to obtain additional funding will be successful.  If these efforts are unsuccessful, there is substantial uncertainty as to whether we will be able to fund our operations on an ongoing basis.  We may also require further funds in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business.  Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by whether or not we have sufficient funds. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional funds on reasonable terms or at all.  Any inability to obtain additional funds when needed would have a material adverse effect on our business and on our ability to operate on an ongoing basis.

The price of our ADSs and Ordinary Shares may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies.  In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future.  Our ADSs may also be subject to volatility as a result of their limited trading market.  We currently have 132,712,369 ADSs representing Ordinary Shares outstanding and 6,345,001 Ordinary Shares outstanding (which are not held in the form of ADSs).  There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.  During the twelve-month period ending December 31, 2007, the average daily trading volume for our ADSs was 1,161,203 ADSs.

If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs and Ordinary Shares may be affected by factors such as:

•	the announcement of new products or technologies;

•	innovation by us or our future competitors;

•	developments or disputes concerning any future patent or proprietary rights;

•	actual or potential medical results relating to our products or our competitors’ products;

•	interim failures or setbacks in product development;

•	regulatory developments in the United States, the European Union or other countries;

•	currency exchange rate fluctuations; and

•	period-to-period variations in our results of operations.

The issuances of ADSs upon the conversion or exercise of our securities will dilute the ownership interest of existing stockholders, including stockholders who had previously exercised their warrants.

The issuances of ADSs in connection with the conversion of our Debentures and exercise of our warrants will dilute the ownership interest of existing stockholders.  Any sales in the public market of the ADSs issuable upon such conversion or exercise could adversely affect prevailing market prices of our ADSs.

Future sales of our ADSs and/or Ordinary Shares in the public market could lower the market price for our ADSs and/or Ordinary Shares.

In the future, we may sell additional ADSs and/or Ordinary Shares to raise capital or pursuant to contractual obligations.  See “— We may have to issue additional equity, leading to shareholder dilution.”  We cannot predict the size of future issuances or sales of our ADSs and/or Ordinary Shares to raise capital or the effect, if any, that they may have on the market price for our ADSs and/or Ordinary Shares.  The issuances and sales of substantial amounts of ADSs and/or Ordinary Shares, or the perception that such issuances and sales may occur, could adversely affect the market price of our ADSs and/or Ordinary Shares.

U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares.  We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income.  For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business.  Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above.  In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as our that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future.  If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply.  The PFIC rules are complex and a U.S. Holder of our Ordinary Shares or ADSs are urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.